UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Diamond Resorts International, Inc.
(Name of Issuer)

Common Stock, par value  $0.01
(Title of Class of Securities)

25272T 104
(CUSIP Number)

Robert Saperstein 330 Madison Avenue New York, NY 10017 (212) 901-9402
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)
(Page 1 of 8 Pages)

1.	NAMES OF REPORTING PERSONS Guggenheim Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	9,448,697 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	9,448,697 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,448,697 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.87% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)
Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

1.	NAMES OF REPORTING PERSONS Guggenheim Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	9,448,697 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	9,448,697 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,448,697 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.87% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)
Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

1.	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	9,448,697 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	9,448,697 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,448,697 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.87% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)
Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

1.	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	9,448,697 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	9,448,697 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,448,697 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.87% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)
Based on 74,909,138 outstanding shares of common stock of the Issuer, as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the Securities and Exchange Commission, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Guggenheim Capital, LLC, Guggenheim Partners, LLC, Guggenheim Partners Investment Management Holdings, LLC and Guggenheim Partners Investment Management, LLC (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (“SEC”) on August 5, 2013, as amended by Amendment No. 1, filed by the Reporting Persons on August 18, 2014, Amendment No. 2, filed by the Reporting Persons on March 4, 2015 and Amendment No. 3, filed by the Reporting Persons on March 11, 2015 (collectively, the “Schedule 13D”). The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135. This Amendment No. 4 is being filed by the Reporting Persons to report the sale by DRP Holdco, LLC (“DRPH”) of 202,869 shares of Common Stock pursuant to the underwriter’s exercise of its over-allotment option in connection with an underwritten public offering, and related matters. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 20, 2015, DRPH, together with Best Amigos Partners, LLC (“BAP”) and Cloobeck Diamond Parent, LLC (“CDP” and together with DRPH and BAP, collectively, the “Selling Stockholders”), sold an aggregate of 802,316 shares (the “Over-allotment Shares”) of Common Stock, including 202,869 shares (the “DRPH Over-Allotment Shares”) of Common Stock sold by DRPH, pursuant to an exercise of the Over-allotment Option as provided in the Underwriting Agreement.  The Selling Stockholders received net proceeds (before expenses) of $26,468,906 in the aggregate (or $32.99 per share) from the sale of the Over-allotment Shares, including $6,692,775 received by DRPH in respect of the DRPH Over-Allotment Shares.

                After giving effect to the foregoing sales by the Selling Stockholders, the Amended Stockholders Agreement covers, as of March 20, 2015, an aggregate of 26,956,350 outstanding shares of Common Stock, representing approximately 36.73% of the outstanding Common Stock (based on 74,909,138 shares of Common Stock outstanding as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the SEC, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of its common stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015).

Item 5.  Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)   The Reporting Persons may be deemed to beneficially own, in the aggregate, 9,448,697 shares of Common Stock, representing approximately 12.87% of the Issuer’s outstanding Common Stock (based on 74,909,138 shares of Common Stock outstanding as of March 4, 2015, as reflected in the final prospectus supplement of the Issuer, dated March 5, 2015, and filed with the SEC, and after giving effect to the repurchase by the Issuer of 1,515,582 shares of Common Stock on March 10, 2015, as set forth in the Current Report on Form 8-K filed by the Issuer on March 10, 2015).

                (b)  The Reporting Persons have shared voting power and shared dispositive power with regard to the 9,448,697 shares of Common Stock reported in this Schedule 13D.

                (c)  No transactions in the Common Stock have been effected by any of the Reporting Persons within the past 60 days, except as disclosed under Item 4 of this Schedule 13D, all of which disclosures are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

In connection with the March 2015 Offering, 421,880 shares of Common Stock previously pledged by BAP to Guggenheim Corporate Funding, LLC and 102,765 shares of Common Stock pledged by LDK Holdco, LLC to Guggenheim Corporate Funding, LLC, for the benefit of the lenders, to secure loans to Lowell D. Kraff were released from such pledges upon the repayment and termination of such loans.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 24, 2015

GUGGENHEIM CAPITAL, LLC

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Authorized Signatory

GUGGENHEIM PARTNERS, LLC

By:	Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Authorized Signatory

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT HOLDINGS, LLC

By:	Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Authorized Signatory

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

By:	Guggenheim Capital,LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Authorized Signatory